Exhibit H(17)

EXPENSE LIMITATION AGREEMENT

This EXPENSE LIMITATION AGREEMENT (the “Agreement”) is between Massachusetts Mutual Life Insurance Company, a Massachusetts life insurance company (the “Manager”), and MML Series Investment Fund, a Massachusetts business trust (the “Trust”), effective as of the 25th day of February, 2009.

WHEREAS, the Trust is an open-end diversified management investment company registered as such with the Securities and Exchange Commission pursuant to the Investment Company Act of 1940, as amended;

WHEREAS, MML Small Company Value Fund (the “Fund”) is a series of the Trust;

WHEREAS, the Manager is an investment adviser registered with the Commission as such under the Investment Advisers Act of 1940, as amended; and

WHEREAS, the Trust has appointed the Manager as its investment manager for the Fund and the Manager has agreed to act in such capacity upon the terms set forth in the relevant Investment Management Agreement;

NOW THEREFORE, the Trust and the Manager hereby agree as follows and this agreement cannot be terminated unilaterally by the Manager:

1. Expense Limitation.

The Manager agrees to

(i) cap the fees and expenses of the MML Small Company Value Fund (other than extraordinary litigation and legal expenses, or other non-recurring or unusual expenses), excluding Acquired Fund fees and expenses, through May 2, 2010, to the extent that Net Fund Expenses would otherwise exceed 1.15% and 1.40% for Class II and Service Class I, respectively.

IN WITNESS WHEREOF, the Trust and the Manager have caused this Agreement to be executed on the 23 rd day of February, 2009.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

By:	/s/ Eric Wietsma
Name:	Eric Wietsma
Title:	Corporate Vice President

MML SERIES INVESTMENT FUND on behalf of MML SMALL COMPANY VALUE FUND

By:	/s/ Nicholas Palmerino
Name:	Nicholas Palmerino
Title:	CFO and Treasurer